Exhibit 99.1

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

COMPREHENSIVE AGREEMENT

ON INTERNATIONAL LABOR SUPPORT AND UNION INFRASTRUCTURE DEVELOPMENT

This Comprehensive Agreement on International Labor Support and Union Infrastructure Development (the “Agreement”) is entered into as of October 1, 2025 (the “Effective Date”), by and between:

rYojbaba Co., Ltd., a company duly incorporated under the laws of Japan and listed on the Nasdaq Capital Market (“Party A”); and

International Labor Union, an international labor organization (“Party B”).

Party A and Party B are hereinafter collectively referred to as the “Parties.”

Article 1. Background

The Parties enter into this Agreement based on the following background and international social considerations:

1.	Prior to its listing on the Nasdaq market, Party A established a global Free Labor Union model and has continuously provided cross-disciplinary support in the areas of legal affairs, labor affairs, subsidies, and consulting. Such activities include structural analysis of domestic and international labor markets, statistical data development, and governance design for union operations.

2.	Following its Nasdaq listing, in October 2025, Party A commenced formal collaboration with Guardian Girls International (GGI), a U.S.-based NGO addressing women’s protection and gender-based violence issues. Through such collaboration, Party A established connections with international institutions, including UNFPA, UNU, ILO and other related entities (collectively, the “International Institutions”). As a result, the scope of labor support expanded internationally, particularly with increasing foreign workers in ASEAN regions.

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

3.	In light of the expansion of collaboration with GGI and international institutions, Party B has been required to institutionalize and address various labor-related issues, including but not limited to:

○	Unpaid wage claims,

○	Unpaid compensation for sport workers,

○	Corporate responsibility concerning illegal labor practices,

○	Executive accountability, which have not traditionally been handled within conventional union frameworks.

4.	The composition of union membership has significantly transformed from primarily Japanese members to a global structure centered on foreign skilled workers, international students, and mid- to long-term migrant workers.

5.	Through its collaboration with Party B, Party A has facilitated official connections with International Institutions and large-scale Chinese state-owned enterprises, including China Poly Group Corporation, thereby completing numerous international labor projects that exceed the ordinary scope of consulting services and constitute highly public international labor support.

6.	As international labor support services are delivered in multiple phases over time, it is essential to establish a contractual model that temporarily alleviates Party B’s payment burden in order to ensure public interest and long-term sustainability of union operations.

Article 2. Purpose

The purpose of this Agreement is for Party A to provide comprehensive support to Party B, including:

●	International labor protection initiatives,

●	Union infrastructure development,

●	Membership expansion support,

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

●	Optimization of subsidy systems,

●	Coordination with international institutions and corporations,

●	Data infrastructure development,

●	Human resource platform construction,

thereby maximizing Party B’s sustainability, public mission, and international role.

Article 3. Scope of Services

Party A shall provide Party B with services including, but not limited to:

1.	International labor policy advisory;

2.	Governance and organizational restructuring support;

3.	Development of financial improvement models linked to subsidy systems;

4.	Support for large-scale membership expansion;

5.	Coordination with International Institutions and state-affiliated enterprises;

6.	Establishment of data systems and operational frameworks;

7.	Development of sustainable funding structures;

8.	Other matters deemed necessary by Party A to address international labor issues.

Article 4. Nature of Obligations

1.	Party A’s obligations under this Agreement shall be continuing performance obligations over the contractual term, and deliverables shall be provided in stages as part of an ongoing process.

2.	Party A confirms it will complete the following by December 31, 2025:

○	Establishment of connections with International Institutions and China Poly Group Corporation;

○	Infrastructure development to support transition toward a foreign-worker-centered union structure;

○	Development of a subsidy-linked financial improvement model;

○	Establishment of an operational framework capable of accepting large-scale union membership.

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Article 5. Term

This Agreement shall remain in effect for one (1) year from the Effective Date and may be renewed upon mutual agreement of the Parties.

Article 6. Compensation and Payment Method

1.	Party B shall pay Party A a total fee of JPY 500,000,000 (excluding applicable taxes).

2.	Payment shall commence from the end of the month following the lapse of six (6) months from the completion date set forth in Article 4(2), and shall be made in equal monthly installments over a twelve (12) month period.

3.	The payment structure is designed to ensure sustainability and public-interest objectives, taking into account Party B’s union-fee-free model and the need to stabilize initial cash flow during foreign membership expansion.

4.	Party B shall use its best efforts to complete payment as early as reasonably practicable.

Article 7. Reasonableness of Revenue Recognition

The services provided by Party A involve highly specialized processes, including international projects with GGI and International Institutions, migrant worker support, and union infrastructure development. The results of such services are inherently concentrated within specific periods, and revenue recognition shall be interpreted accordingly in compliance with applicable accounting standards.

Article 8. Confidentiality

The Parties shall not disclose to any third party any confidential information obtained in connection with international projects, union member information, corporate information, or matters related to this Agreement without prior written consent.

Article 9. Amendments and Governing Interpretation

1.	Any amendment or addition to this Agreement shall be made in writing and signed by both Parties.

2.	This Agreement shall be interpreted in compliance with the Companies Act of Japan, the Financial Instruments and Exchange Act of Japan, applicable accounting standards, and Nasdaq rules.

IN WITNESS WHEREOF, the Parties have executed this Agreement in duplicate, each retaining one original.

Date: October 1, 2025

Party A

rYojbaba Co., Ltd.

Representative Director

Ryoji Baba

Party B

International Labor Union

Executive Chairman

PECH ROTHANAK